EXHIBIT (a)(5)(ii)

FOR IMMEDIATE RELEASE

ICAHN ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR

COMMON SHARES OF LIONS GATE ENTERTAINMENT CORP.

New York, New York, July 20, 2010

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that certain of his affiliated entities (the “Icahn Group”), which collectively hold approximately 37.9% of Lions Gate Entertainment Corp.’s outstanding common shares, have commenced a tender offer (the “Offer”) for UP TO ALL of the outstanding common shares of Lions Gate. The purchase price in the Offer is USD $6.50 per share in cash. Shareholders will be entitled to elect to receive payment in Canadian dollars.

Among other customary conditions, the Offer is conditioned on Lions Gate not entering into any material transaction outside of the ordinary course of business (including any acquisition of assets over $100 million and any issuance of securities other than upon the exercise of currently outstanding options) and all rights issued or issuable under the poison pill adopted by Lions Gate’s board of directors on July 1, 2010 being cease-traded or otherwise eliminated. The Offer is not subject to financing.

Following the expiration of the subsequent offering period with respect to the Icahn Group’s previous tender offer, representatives of the Icahn Group and Lions Gate entered into discussions concerning certain corporate governance matters (including the possibility of adding persons designated by the Icahn Group to Lions Gate’s board of directors) and certain acquisition possibilities. These discussions resulted in the parties entering into a 10-day “standstill” agreement on July 9, 2010, which provided, among other things, that the Icahn Group and Lions Gate would work together on certain acquisition opportunities and that Lions Gate would: (i) not set a record date with respect to the 2010 annual meeting of shareholders or any special meeting of shareholders before September 2, 2010 and (ii) not take certain other actions adverse to the interests of the Icahn Group. The 10-day standstill period terminated at midnight, New York time, on July 19, 2010. While certain discussions regarding acquisition opportunities might continue in the future, the Icahn Group determined that there were no immediate opportunities that would merit extension of the 10-day standstill period.

Lions Gate’s latest actions (including the recent implementation of a second poison pill after the first poison pill was struck down by Canadian securities regulators) convince the Icahn Group that it is extremely unlikely that the current management and board of directors of Lions Gate will allow shareholders of Lions Gate to make their own determination on the future path of the company, including decisions to make a major acquisition. The Icahn Group therefore intends to seek to replace all or the lion’s share of Lions Gate’s board of directors with the Icahn Group’s nominees.

Lions Gate has stated that the acquisition by any person or group of more than 50% of its common shares could result in the acceleration of more than $500 million of its indebtedness if lenders were to declare events of default as a result of this “change in control”. If such acceleration occurs (which will not be a condition allowing the Icahn Group to withdraw the Offer), the Icahn Group believes that Lions Gate will need to immediately secure a replacement source of funding in order to continue to operate its business and avoid bankruptcy. The Icahn Group believes this is a problem of Lions Gate’s own making – had the board of directors not agreed to these controversial “poison put” provisions, the company would not now be facing this very difficult situation. As previously stated, the Icahn Group intends to hold the board responsible for any costs and damages the company might incur from having to obtain emergency financing to alleviate this situation.

The Icahn Group reserves the right to engage in discussions with third parties regarding possible future acquisitions. Lions Gate may be part of these discussions. However, there can be no assurance that these discussions will take place.

The terms and conditions of the Offer are set forth in an Offer to Purchase, Letter of Transmittal and other related materials to be distributed to holders of the Common Shares and filed with the SEC as exhibits to the Icahn Group’s Schedule TO and with the Canadian securities authorities on SEDAR. Shareholders with questions about the tender offer may call D.F. King & Co., Inc., the Information Agent, toll-free at 800-859-8511 (banks and brokers call 212-269-5550).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR, HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE ENTERTAINMENT CORP. (“LIONS GATE”) FOR USE AT THE NEXT MEETING OF SHAREHOLDERS OF LIONS GATE AT WHICH INDIVIDUALS WILL BE ELECTED TO THE BOARD OF DIRECTORS OF LIONS GATE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS, OTHER THAN BRETT ICAHN, IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE TO FILED WITH THE SEC ON JULY 20, 2010 AND INFORMATION RELATING TO BRETT ICAHN IS CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC ON JULY 20, 2010.